                                                                  EXHIBIT 99.2


BRE EXECUTIVE COMPENSATION AND OTHER INFORMATION



                              SUMMARY COMPENSATION TABLE

     The following table shows the compensation for the past three fiscal years of BRE's Chief Executive Officer and each other executive officer with salary and bonus of over $100,000 for the fiscal year ended July 31, 1995 (the "named executive officers").



                                                                             LONG-TERM COMPENSATION AWARDS
                                        ANNUAL COMPENSATION         ---------------------------------------------
                                        -----------------------     RESTRICTED SHARE   OPTIONS/      ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR     SALARY($)      BONUS($)      AWARDS ($)(1)     ARS (#)    COMPENSATION(2)
- ---------------------------    ----     ---------      --------     ----------------   --------   ---------------

Arthur G. von Thaden           1995     $262,500      $108,000         $ 68,200        35,000          $16,163
 President and Chief           1994      260,417           -0-           21,113        35,000           21,559
 Executive Officer             1993      247,883        95,000           19,125        35,000           22,034
 until June 5, 1995, then
 Chairman
Frank C. McDowell              1995     $ 33,333      $    -0-         $125,011        70,000          $   -0-
 President and Chief           1994
 Executive Officer             1993
 (since June 5, 1995)
Byron M. Fox                   1995     $169,792      $ 62,000         $ 52,700         5,000          $17,834
 Executive Vice President,     1994      159,375           -0-           10,556         3,000           21,320
 Acquisitions and Asset        1993      151,667        45,000            9,563         5,000           17,582
 Management
Howard E. Mason, Jr.           1995     $108,833      $ 38,000         $ 34,100         5,000          $11,068
 Senior Vice President,        1994      102,167           -0-           10,556         2,500           14,326
 Finance                       1993       98,000        30,000            9,563         3,000           10,611
Ronald P. Wargo                1995     $113,333      $ 48,000         $ 49,600         5,000          $11,573
 Senior Vice President,        1994      103,333           -0-           14,075         4,000           15,572
 Asset Management              1993       93,500        40,000            6,375         5,000            9,941
Ellen G. Breslauer             1995     $ 88,833      $ 30,000         $ 31,000         3,000           $8,712
 Secretary and Treasurer       1994       82,417           -0-            7,038         2,000           11,479
                               1993       78,917        27,000            6,375         2,500            8,049


- -----------

(1) The amounts reported represent the aggregate value of restricted share awards at the date of award. In fiscal 1995, 1994 and 1993, the named executive officers received the following numbers of restricted share awards:

                                        1995      1994      1993
                                       -----      ----      ----
                   von Thaden.         2,200       600       600
                   McDowell. .         4,082       -0-       -0-
                   Fox . . . .         1,700       300       300
                   Mason . . .         1,100       300       300
                   Wargo . . .         1,600       400       200
                   Breslauer .         1,000       200       200

    Except with respect to Messrs. von Thaden and McDowell, the restrictions imposed on these restricted share awards severally lapse on the fifth anniversary of the date of grant or, if earlier, upon normal retirement, death or disability. The restrictions on Mr. von Thaden's shares were terminated upon his retirement on December 31, 1995. The restrictions on Mr. McDowell's shares lapse on the third anniversary of the grant date and may lapse upon termination of employment following a change in control of BRE. See BRE EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS, below. Ms. Breslauer has announced her retirement effective March 1, 1996. Dividends are paid on restricted shares at the same rate and at the same time as on the BRE Common Stock.

    At July 31, 1995, the aggregate number and value of shares of restricted stock (based on the market price of $31.50 at July 31, 1995) held by each of the named executive officers was as follows:

                                           NUMBER             VALUE
                                           ------          ----------
                    von Thaden .            5,200            $163,800
                    McDowell . .            4,082             128,583
                    Fox. . . . .            2,900              91,350
                    Mason. . . .            2,400              75,600
                    Wargo. . . .            2,400              75,600
                    Breslauer. .            1,500              47,250

(2) Consists of BRE's contributions to its defined contribution retirement plan (401(k) Plan) on behalf of the named executive officers. Also includes $1,250 for Mr. Fox representing BRE's allocation for him pursuant to the Supplemental Retirement Plan which BRE established beginning with the fiscal year ended July 31, 1995 in order to provide all employees, other than Messrs. von Thaden and Mason (see SUPPLEMENTAL RETIREMENT BENEFITS, below), unfunded supplemental retirement benefits equal to the benefits that would have been received from BRE contributions to the 401(k) Plan absent the various contribution limitations.

OPTION GRANTS IN FISCAL 1995

     The following table sets forth (i) all individual grants of stock options made by BRE during fiscal 1995 to each of the named executive officers; (ii) the ratio that the number of options granted to each individual bears to the total number of options granted to all BRE employees, (iii) the exercise price and expiration date of these options; and (iv) the estimated potential realizable values assuming certain stock price appreciation over the ten-year option term.



                                                                                          POTENTIAL REALIZED VALUE
                                                                                          AT ASSUMED ANNUAL RATES
                                                                                             OF STOCK PRICE
                                                                                             APPRECIATION FOR
                                                                                                OPTION TERM
                                                     INDIVIDUAL GRANTS                             (2)
                              --------------------------------------------------------     ------------------------
                                             % OF TOTAL
                                              OPTIONS
                                             GRANTED TO     EXERCISE OR
                              OPTIONS        EMPLOYEES      BASE PRICE      EXPIRATION
 NAME                         GRANTED (#)  IN FISCAL 1995       ($/SH)         DATE            5%            10%
 ----                         ----------   --------------   ----------      ----------     ---------     ----------
                                  (1)
 Arthur G. von Thaden. . .        35,000          25.4%         $31.00        8/28/04     $  682,351     $1,729,211
 Frank C. McDowell . . . .        70,000          50.7%          30.63        6/04/05      1,348,193      3,416,585
 Byron M. Fox. . . . . . .         5,000           3.6%          31.00        8/28/04         97,479        247,030
 Howard E. Mason, Jr.. . .         5,000           3.6%          31.00        8/28/04         97,479        247,030
 Ronald P. Wargo . . . . .         5,000           3.6%          31.00        8/28/04         97,479        247,030
 Ellen G. Breslauer. . . .         3,000           2.2%          31.00        8/28/04         58,487        148,218


- -----------





(1) All options shown in the table were granted under BRE's 1992 Employee Stock Plan (the "1992 Plan"), except for options for 50,000 shares granted to Mr. McDowell. The exercise price is 100% of fair market value on the date of grant. The options vest 50% on each of the first and second anniversary dates of grant (except as described below for Mr. McDowell's options) and expire ten years from the date of grant. The option price is payable in cash or by delivery of previously acquired shares of BRE Common Stock, and the option holder may in certain circumstances elect to have shares withheld to satisfy tax withholding requirements in connection with the exercise of options. Options granted may become immediately exercisable in certain events such as an optionee's retirement, death or disability, or in connection with a merger, acquisition or "change in control" as defined in the 1992 Plan. All options held by Mr. McDowell may become immediately exercisable upon termination of employment following a change in control of BRE.

    Mr. von Thaden's options became fully vested on his retirement as a BRE employee on December 31, 1995. See BRE EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS, below. Mr. McDowell exercised his options immediately upon grant with respect to 20,000 shares. See the following table. Mr. McDowell's options for the remaining 50,000 shares vest in equal installments on June 22, 1998, 1999 and 2000. Any portion of these options then remaining unexercised will terminate on July 22, 2000, unless at any time prior to that date the market price for the BRE Common Stock has exceeded $39.00 per share for ten consecutive trading days.

(2) Potential realizable value is calculated based on an assumption that the price of BRE's Common Stock appreciates at the annual rate shown (5% and 10%), compounded annually, from the date of grant of the option until the end of the option term (ten years). The value is net of the exercise price but is not adjusted for the taxes that would be due upon exercise. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent BRE's estimate or projection of future stock prices. Actual gains, if any, upon future exercise of any of these options will depend on the actual performance of BRE's Common Stock and the continued employment of the executive officer holding the option through its vesting period. At 5% annual appreciation from $31.00 over a ten-year term, the stock price would be $50.50. At 10% annual appreciation from $31.00 over a ten-year term, the stock price would be $80.41. Using a base of $30.63, the stock price would be $49.88 after five years and $79.43 after ten years.

AGGREGATED OPTION EXERCISES IN FISCAL 1995 AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth (i) the number of shares received and the aggregate dollar value realized in connection with each exercise of outstanding stock options during fiscal year 1995 by each of the named executive officers;
(ii) the total number of all outstanding unexercised options held by the named executive officers as of the end of fiscal year 1995; and (iii) the aggregate dollar value of all such unexercised options based on the excess of the market price of the BRE Common Stock over the exercise price of the option.



                                                                                                        VALUE OF UNEXERCISED
                                    NUMBER OF                                                               IN-THE MONEY
                                     SHARES                           NUMBER OF UNEXERCISED              OPTIONS AT 7/31/95
                                    ACQUIRED                           OPTIONS AT 7/31/95                        (2)
                                       ON           VALUE        ----------------------------      ----------------------------
 NAME                               EXERCISE       REALIZED      EXERCISABLE    UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
 ----                                --------       --------      -----------    -------------      -----------    -------------
                                                      (1)
 Arthur G. von Thaden. . .            12,500         $1,563          118,000           52,500         $189,831          $17,500
 Frank C. McDowell . . . .            20,000            -0-              -0-           50,000              -0-           43,750
 Byron M. Fox. . . . . . .               -0-            -0-           18,000            6,500           33,841            2,500
 Howard E. Mason, Jr.. . .               -0-            -0-           11,250            6,250           13,124            2,500
 Ronald P. Wargo . . . . .               -0-            -0-           17,800            7,000           24,674            2,500
 Ellen G. Breslauer. . . .               -0-            -0-           12,400            4,000           20,243            1,500


- -------------------



(1) Value realized is calculated by subtracting the total exercise price from the market value of the underlying BRE Common Stock on the date of exercise. Because Mr. McDowell purchased 20,000 shares on the date of grant of his options, the exercise price was equal to the market price at the time of exercise. Mr. McDowell was granted a loan of $612,500 by BRE representing the full exercise price for the 20,000 shares. See BRE EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS, below. As a result of his option exercise, Mr. McDowell increased his holdings of BRE Common Stock by 20,000 shares.

(2) The market value of BRE's Common Stock at July 31, 1995 was $31.50 per share.

BRE EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     MR. MCDOWELL
     Effective as of June 5, 1995 (the "Commencement Date"), BRE entered into a five-year employment agreement with Mr. McDowell. Certain material terms of the agreement are as follows:

     BASE SALARY AND ANNUAL INCENTIVE BONUS. Mr. McDowell will receive a base salary of $300,000 per year and is eligible to receive an annual incentive bonus of up to 100% of base salary based on achievement of predefined operating or performance criteria established by the BRE Board, with emphasis on FFO (the "Annual Criteria").

     STOCK LOAN. On the Commencement Date, Mr. McDowell received a loan (the "Employment Stock Loan") of $612,500 to exercise options to purchase 20,000 shares of BRE Common Stock (at an exercise price of $30.625 per share) issued on that date. The Employment Stock Loan bears interest at 8.25% per annum, compounded annually, with all principal and accrued interest payable in full on June 5, 2000 (the "Payment Date"); provided, however, that repayment of any principal and accrued interest under the Employment Stock Loan (the "Loan Amount") will be forgiven in accordance with the following formulas (the "BRE Performance Formulas"): (i) 20% of the Loan Amount will be forgiven if the gross book value of BRE's equity investments in real estate, investments in limited partnerships and mortgages have a value of $937 million or more on the Payment Date, and a pro rata portion of 20% of the Loan Amount will be forgiven if such value is between $791 million and $937 million; (ii) 20% of the Loan Amount will be forgiven on the Payment Date if, on the second anniversary date of the Employment Stock Loan, there has been an increase in FFO per share of BRE Common Stock for the two year period ending April 30, 1997 which is at or above the 80th percentile of the Indexed REITs for a comparable period, and a pro rata portion of 20% of the Loan Amount will be forgiven if any such increase is within the 50th and 80th percentiles; (iii) 30% of the Loan Amount will be forgiven if, on the Payment Date, there has been an increase in FFO per share of BRE Common Stock for the three year period ending April 30, 2000 which is at or above the 80th percentile of the Indexed REITs, and a pro rata portion of 30% of the Loan Amount will be forgiven if any such increase is within the 50th and 80th percentiles; and (iv) 30% of the Loan Amount will be forgiven if, as of the Payment Date, the average of the FFO multiples of BRE Common Stock as of December 31 of each of the five preceding years (computed in each case by dividing the market price of BRE Common Stock on the last trading day of the calendar year by the preceding twelve months' FFO) is at or above the 80th percentile of the average multiple of the Indexed REITs for the same five year period, and a pro rata portion of 30% of the Loan Amount will be forgiven if such multiple is within the 50th and 80th percentiles. In addition, repayment of a pro rata portion of the Loan Amount will be forgiven by BRE upon termination of Mr. McDowell's employment with BRE under the circumstances described in CERTAIN SEVERANCE BENEFITS, below.

     STOCK OPTIONS AND RESTRICTED STOCK GRANTS. On the Commencement Date, Mr. McDowell received options to purchase 50,000 shares of BRE Common Stock at an exercise price of $30.63 per share. One-third of such options vest on each of June 22, 1998, 1999 and 2000; provided, however, that any unexercised options terminate on July 22, 2000 if the Market Value of BRE Common Stock has not exceeded $39.00 per share for ten consecutive trading days during the five year employment term. On the Commencement Date, Mr. McDowell was also awarded 4,082 Restricted Shares, all of which shall vest on the third anniversary of the Commencement Date.

     FUTURE AWARDS. Beginning with the fiscal year commencing August 1, 1996 and for each subsequent fiscal year, Mr. McDowell will receive annual long term incentive awards which, assuming achievement of all applicable performance goals, will provide Mr. McDowell with the financial equivalent of (i) a forgivable performance based five-year loan to purchase 5,000 shares of BRE Common Stock and (ii) performance options to purchase 25,000 shares of BRE Common Stock at Market Value on the date of award.

     CERTAIN SEVERANCE BENEFITS. If, at any time during the five year employment term, the employment of Mr. McDowell is terminated, he shall be entitled to receive the benefits described below.

          (a)  TERMINATION OTHER THAN IN CONNECTION WITH A CHANGE IN CONTROL.

          (i) TERMINATION BY BRE WITHOUT CAUSE. If Mr. McDowell is terminated without cause before June 5, 1997, he will receive a lump sum payment equal to 1.5 times his then base salary, all vesting restrictions on the 4,082 Restricted Shares awarded on the Commencement Date would be eliminated and the Loan Amount would be reduced to an amount equal to the product of 20,000 times the Market Value of BRE Common Stock on the date of termination, with the balance of the Loan Amount payable immediately. If such termination occurs after June 5, 1997, Mr. McDowell would receive a lump sum payment equal to his then base salary plus an amount equal to the average of his annual bonus over the most recent two years (or the previous annual bonus if only one annual bonus period has passed), all vesting restrictions on the 4,082 Restricted Shares awarded to him on the Commencement Date would be eliminated and the Loan Amount would be reduced based on a pro rata application of the BRE Performance Formulas (the "BRE Performance Adjustment"), taking into consideration the number of full months worked and BRE's performance data through the last quarter ended 45 days or more prior to the termination date.

          (ii) TERMINATION DUE TO DEATH OR DISABILITY. Upon termination due to death or disability, Mr. McDowell or his estate will receive a lump sum payment equal to the estimated annual bonus he would have received for the fiscal year in question (based on actual performance relative to the Annual Criteria for the fiscal year and Mr. McDowell's contribution to the date of death or disability), calculated on a prorated basis to the date of termination. In addition, the Employment Stock Loan would be forgiven based on the BRE Performance Adjustment, with any balance payable 15 days after termination.

          (iii) VOLUNTARY TERMINATION OR TERMINATION FOR CAUSE. Upon voluntary termination or termination for "cause" by BRE, no further compensation would be payable to Mr. McDowell and the outstanding balance of the Employment Stock Loan, together with accrued but unpaid interest, would be payable in full within 15 days of termination.

          (b)  TERMINATION FOLLOWING A CHANGE IN CONTROL.

          (i) TERMINATION BY BRE WITHOUT CAUSE OR BY MR. MCDOWELL FOR GOOD REASON. If Mr. McDowell is terminated without cause within 12 months following a Change in Control, or if Mr. McDowell terminates his employment for "Good Reason" within 12 months after a Change in Control, he would receive the following benefits: (a) a lump sum payment equal to (x) two times his then base salary plus an amount equal to two times the average of his annual bonus over the most recent two years, or his previous annual bonus if only one annual bonus period has passed (based on his current base salary of $300,000 and assuming average incentive compensation in the maximum amount of $300,000, this payment would be $1,200,000) plus (y) the estimated annual bonus he would have received for the fiscal year in question (based on actual performance relative to the Annual Criteria for the fiscal year and Mr. McDowell's contribution to date), calculated on a prorated basis to the date of termination; (b) all unvested stock options held by Mr. McDowell would vest and be exercisable for a period of three months; (c) all vesting restrictions on the Restricted Shares would be eliminated; and (d) the Employment Stock Loan would be forgiven based on the BRE Performance Adjustment, with any balance payable upon termination.

          (ii) TERMINATION DUE TO DEATH OR DISABILITY. Upon termination due to death or disability following a Change in Control, Mr. McDowell or his estate would receive the same benefits described in paragraph (a)(ii) above.

          (iii) VOLUNTARY TERMINATION WITHOUT GOOD REASON OR TERMINATION FOR CAUSE. Upon voluntary termination of employment by Mr. McDowell without Good Reason within 12 months following a Change in Control, he would receive a lump sum payment equal to his then base salary plus an amount equal to the average of his annual bonus over the most recent two years, or the previous annual bonus if only one annual bonus period has passed ($600,000, assuming a

     $300,000 base salary and maximum incentive bonus). The outstanding balance of the Employment Stock Loan would be due on such termination. Upon termination for "cause" by BRE within 12 months following a Change in Control, no further compensation would be payable to Mr. McDowell and the outstanding balance of the Employment Stock Loan, together with accrued but unpaid interest, would be payable in full within 15 days of termination.

     Any of the foregoing amounts payable to Mr. McDowell following a Change in Control are subject to reduction to the extent such payments would constitute "parachute payments" as defined in Section 280G of the Code.

     MR. VON THADEN

     On December 19, 1994, BRE entered into an agreement with Mr. von Thaden contemplating his retirement on December 31, 1995. Pursuant to that agreement, BRE agreed to the acceleration of vesting of all stock options and restricted stock held by Mr. von Thaden as of the retirement date, and to allow exercise of such options for up to three years following that date (but not beyond the original term of any such option). Mr. von Thaden relinquished the position of Chief Executive Officer and became Chairman of the Board on June 5, 1995, when Mr. McDowell became the Chief Executive Officer, and Mr. von Thaden retired as a BRE employee on December 31, 1995, resulting in acceleration of the existing 4,000 shares of BRE restricted stock and stock options for 17,500 shares of BRE Common Stock, although he remains a director of BRE. BRE agreed to maintain Mr. von Thaden's compensation and benefits through December 31, 1995 at the same levels as existed on December 19, 1994.

SUPPLEMENTAL RETIREMENT BENEFITS

     In 1988, BRE established an unfunded plan to provide supplemental retirement benefits to Mr. von Thaden and Howard E. Mason, Jr. This plan generally provides for the payment of supplemental benefits to each of Mr. von Thaden and Mr. Mason in an amount equal to the greater of (i) the excess of the benefits he would have received under the defined benefit pension plan of BankAmerica Corporation (assuming his employment with BRE's predecessor, BankAmerica Realty Services, Inc., had continued until retirement at his BRE earnings levels) over the benefits he is entitled to receive under BRE's 401(k) Plan or (ii) the benefits he would have received from BRE's contributions to the 401(k) Plan absent the various contribution limitations. These supplemental benefits are payable upon termination of employment in any actuarially equivalent form.

     The established supplemental benefits payable to Mr. von Thaden on his retirement on December 31, 1995 are annual payments of $11,600 as a life annuity, with a minimum of five years of payments (i.e., a five year certain and life annuity) or, in lieu of annual payments, a lump sum of $100,100. Assuming retirement prior to age 65, the maximum estimated supplemental benefits payable to Mr. Mason are annual payments of $1,540 as a life annuity, with a minimum of five years of payments (i.e., a five year certain and life annuity) or, in lieu of annual payments, a lump sum of $13,500. Assuming retirement at age 65, the estimated supplemental benefits payable to Mr. Mason are annual payments of $1,380 as a life annuity, with a minimum of five years of payments (i.e., a five year certain and life annuity) or, in lieu of annual payments, a lump sum of $11,600.

     See also footnote 2 of the SUMMARY COMPENSATION TABLE, above, regarding the BRE Supplemental Retirement Plan adopted beginning with the fiscal year ended July 31, 1995.

                    COMPENSATION COMMITTEE REPORT ON COMPENSATION
                                OF EXECUTIVE OFFICERS

COMPENSATION POLICIES AFFECTING EXECUTIVE OFFICERS

     GENERAL

     The Compensation Committee of the Board of Directors (the "Committee") administers BRE's executive compensation program. The Committee is composed entirely of outside directors.

     The objective of BRE's executive compensation program is to develop and maintain executive reward programs which contribute to the enhancement of shareholder value, while attracting, motivating and retaining key executives who are essential to the long-term success of BRE. As discussed in detail below, BRE's executive compensation program consists of both fixed (base salary) and variable (incentive) compensation elements. Variable compensation consists of annual cash incentives, restricted share grants and stock option grants. These elements are designed to operate on an integrated basis and together comprise total compensation value.

     Each year, the Committee reviews executive compensation in light of BRE's performance during the last fiscal year and compensation data at companies that are considered comparable. In reviewing BRE's performance during fiscal 1995, the Committee considered a variety of factors. Funds from operations increased 8% from $28,431,000 in fiscal 1994 to $30,843,000 in fiscal 1995. The real estate portfolio grew 16% from $326,628,000 to $378,356,000. The market price of BRE's Common Stock increased 2% during the year, from $30.88 to $31.50. In reviewing BRE performance, the Committee considered these factors as a whole without assigning specific weights to particular factors.

     It is the Committee's belief that, in light of the current compensation levels of BRE's executive officers, none of BRE's executive officers will be affected by the provisions of Section 162(m) of the Code, which limits the deductibility of certain executive compensation during 1995. Therefore, the Committee has not adopted a policy as to compliance with the requirements of
Section 162(m).

     BASE SALARY

     Base salary levels of BRE's key executives are largely determined through comparison with comparable companies in the real estate industry. For this purpose, the Committee gives primary consideration to companies included in the equity REIT peer group used for the five-year comparison of total shareholder return. Salary information about comparable companies is surveyed by reference to public disclosures made by companies in the real estate industry. In addition, the Committee from time to time obtains information about comparable salary levels from an outside compensation consultant.

     For fiscal 1995, base salaries of BRE's executive officers were set to approximate the 50th percentile of the survey data.

     ANNUAL CASH INCENTIVES

     The annual cash incentive is designed to provide a short-term (one-year) incentive to executive officers based on a percentage of the individual's base salary. Incentive awards are based on the achievement of predetermined corporate and individual performance goals. For the CEO, the relative weights of the corporate and individual performance measures are 75% to BRE's goals and 25% to the individual's goals. For the Executive Vice President and the Senior Vice Presidents, the relative weights are 50% to BRE's goals and 50% to the individual's goals, and for vice presidents and other officers who participate in the bonus program, the relative weights are 25% BRE goals and 75% individual goals. Specific individual goals for each executive are established at the beginning of the year (by the Committee in the case of the CEO and by the CEO in all other cases) and are tied to the functional responsibilities of each executive. Individual goals may include objective and subjective factors, such as improving the performance of assets managed by the executive, successful acquisitions or sales, development of leadership skills and personal training and education. BRE's goals are based on operating performance, as measured by a predetermined increase in FFO. Other than the allocation between individual and BRE goals, no specific weights are assigned to the individual goals. In addition, no bonus awards are made if a minimum level of FFO is not met.

     In fiscal 1995, BRE and certain of the individual performance targets were met. The Summary Compensation Table shows cash bonuses paid to the named executive officers for fiscal 1995.

     STOCK OPTIONS AND RESTRICTED SHARES

     Stock options are designed to provide long-term (ten year) incentives and rewards tied to the price of BRE's common stock. Given the fluctuations of the stock market, stock price performance and financial performance are not always consistent. The Committee believes that stock options, which provide value to participants only when BRE's shareholders benefit from stock price appreciation, are an important component of BRE's annual executive compensation program. The number of options or shares currently held by an officer is not a factor in determining individual grants, and the Committee has not established any target level of ownership of BRE Common Stock by BRE's executive officers. However, accumulation and retention of shares of BRE stock by officers is encouraged.

     Stock options are awarded annually in the first month following the close of each fiscal year. BRE does not adhere to any firmly established formulas for the issuance of options. During fiscal 1995, ten senior officers received stock option grants. The Summary Compensation Table shows the options granted to the named executive officers for fiscal 1995. In determining the size of the grants to the named executive officers, the Committee assessed relative levels of responsibility and the long-term incentive practice of other comparable companies.

     In accordance with the provisions of BRE's 1992 Employee Stock Plan, the exercise price of all options granted was equal to the market value of the underlying Common Stock on the date of grant. Accordingly, the value of these grants to the officers is dependent solely upon the future growth and share value of BRE's Common Stock.

     The Committee also awards restricted shares as a compensation vehicle and to retain key executive managers. Currently ten officers, each of whom is an assistant vice president or higher of BRE, hold awards. The number of restricted shares covered by each award is determined by the Committee in its discretion and generally reflects the extent of the officer's success in achieving BRE's goals during the preceding year and the level of the officer's responsibility. The Summary Compensation Table shows restricted share awards made to the named executive officers for fiscal 1995.

     All awards of restricted shares over the past three fiscal years have provided for vesting at the end of a period of five years. Since the holder of restricted shares would generally forfeit them if he or she were to leave BRE prior to vesting, the Committee believes these awards are a significant factor in the retention of key employees and support a long-term view among the officers.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     ARTHUR G. VON THADEN

     The Committee based the fiscal 1995 compensation of Arthur G. von Thaden, BRE's chief executive officer until June 5, 1995, on the policies described above and on the terms of Mr. von Thaden's employment contract. In December 1994, BRE entered into an agreement with Mr. Von Thaden contemplating his retirement on December 31, 1995. Pursuant to that agreement, BRE agreed to continue to pay Mr. von Thaden's then present compensation and benefits through December 31, 1995, to provide for the acceleration of vesting of stock options and restricted stock held by Mr. von Thaden as of the retirement date, and to allow the exercise of such options for up to three years following that date (but not beyond the original term of any such option). In making these arrangements with Mr. von Thaden, the Committee took into account the terms of his employment contract and his expected continued contribution to BRE to the retirement date, the importance of his assistance to BRE's new Chief Executive Officer to make a smooth transition of responsibility and his past contributions to BRE.

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

     FRANK C. MCDOWELL

     Following announcement that Arthur G. von Thaden would be retiring as Chief Executive Officer, the Board of Directors appointed a Search Committee (the "Search Committee") to conduct a search for a new Chief Executive Officer. In connection with its search, the Search Committee engaged an executive search firm to identify possible candidates and it reviewed carefully the available information regarding the compensation of the chief executive officers of other publicly held real estate firms, including those firms emphasizing ownership of multifamily properties. In connection with these activities, the Search Committee determined that the compensation package for BRE's new Chief Executive Officer would require an increase in the base salary over that paid to Mr. von Thaden. In addition, in order to closely align the Chief Executive Officer's interest with that of the shareholders, the package would include long term incentives designed to provide significant rewards upon achievement of meaningful corporate objectives, including growth in assets, FFO and stock price.

     On June 5, 1995, Mr. Frank C. McDowell became BRE's Chief Executive Officer. Mr. McDowell was identified as the person who could best lead BRE in its efforts to reposition itself as a multifamily REIT and to increase its asset size and equity. The Search Committee believed that Mr. McDowell's experience as Chief Executive Officer of Cardinal Realty Services, Inc., which included oversight responsibility of a 35,000 unit apartment portfolio, as well as his real estate, lending and public company experience would be well suited to BRE's needs. Effective as of June 5, 1995, BRE entered into a five year employment agreement with Mr. McDowell providing, among other things, for an annual base salary of $300,000 and an annual incentive bonus of up to 100% of base salary upon achievement of predefined operating or performance criteria, a five year stock loan of $612,500 which may be forgiven based on achievement during the employment term of various BRE performance formulas based on asset growth, increases in FFO and multiples of FFO, options to purchase 50,000 shares of common stock (subject to vesting and certain termination provisions if BRE's stock price does not exceed $39 per share for ten consecutive days during the employment term) and a grant of 4,082 restricted shares. See BRE EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS, above, for additional information regarding Mr. McDowell's employment agreement, including the weighting of various BRE performance factors.

     The foregoing report is given by the members of the Compensation Committee, namely:

                              Malcolm R. Riley, Chairman
                                 C. Preston Butcher
                                  L. Michael Foley
                                    John McMahan

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

COMPARATIVE STOCK PERFORMANCE
     The line graph below compares the cumulative total shareholder return on BRE Common Stock for the last five fiscal years with the cumulative total return on the S&P 500 Index and the NAREIT Equity REIT Without Health Care Total Return Index over the same period. This comparison assumes that the value of the investment in BRE's Common Stock and in each index was $100 on July 31, 1990 and that all dividends were reinvested.

[GRAPH]              7/31/90  7/31/91  7/31/92  7/31/93  7/31/94   7/31/95
- --------------------------------------------------------------------------
BRE Properties, Inc.   $100   $119.87  $139.09  $167.93  $160.44   $177.03
- --------------------------------------------------------------------------
S&P 500 Index          $100   $112.78  $127.17  $138.20  $145.37   $183.31
- --------------------------------------------------------------------------
NAREIT Equity REIT     $100   $103.01  $119.75  $154.82  $160.71   $168.99
Without Health Care
Total Return Index (*)
- --------------------------------------------------------------------------

- -----------
(1) Indicates appreciation of $100 invested on July 31, 1990 in BRE Common Stock, S&P 500, and NAREIT Equity REIT Without Health Care Total Return Index securities, assuming reinvestment of dividends.

* The NAREIT Equity REIT Without Health Care Total Return Index includes 169 companies with aggregate equity capitalization (excluding operating units) of $40.6 billion.


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